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FEB 22 2018

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47724

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INTERNATIONAL CORRESPONDENT TRADING, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE UNIVERSITY PLAZA SUITE 301
(No. and Street)

HACKENSACK (City) NJ (State) 07601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ILANA BEN-MAYOR 201-222-8993
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LIEBMAN GOLDBERG & HYMOWITZ LLP
(Name – *if individual, state last, first, middle name*)

595 STEWART AVENUE SUITE 420 (Address) GARDEN CITY (City) NEW YORK (State) 11530 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ILANA BEN-MAYOR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INTERNATIONAL CORRESPONDENT TRADING, INC., as of DECEMBER 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LESLIE J MOSKOWITZ
NOTARY PUBLIC-STATE OF NEW JERSEY
MY COMMISSION EXPIRES
JANUARY 5, 2021

Signature

V.P.

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTERNATIONAL CORRESPONDENT TRADING, INC.

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2017

TABLE OF CONTENTS

LIEBMAN GOLDBERG & HYMOWITZ LLP
Certified Public Accountants
595 Stewart Avenue, Suite 420
Garden City, New York 11530
Tel (516) 228-6600
Fax (516) 228-6664

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders'
of International Correspondent Trading, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of International Correspondent Trading, Inc. as of December 31, 2017, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of International Correspondent Trading, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of International Correspondent Trading, Inc.'s management. Our responsibility is to express an opinion on International Correspondent Trading, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to International Correspondent Trading, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information on pages 11 through 14 has been subjected to audit procedures performed in conjunction with the audit of International Correspondent Trading, Inc.'s financial statements. The supplemental information is the responsibility of International Correspondent Trading, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information on pages 11 through 14 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Liebman Goldberg & Hymowitz, LLP
Liebman Goldberg & Hymowitz, LLP

We have served as International Correspondent Trading, Inc.'s auditor since 2015.

Garden City, New York

February 20, 2018

INTERNATIONAL CORRESPONDENT TRADING, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

ASSETS

Cash and cash equivalents	$544,026
Receivables from clearing broker	54,268
Clearing deposit account	500,580
Other assets	7,632
TOTAL ASSETS	$1,106,506

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts payable and accrued liabilities	$ 50,761
TOTAL LIABILITIES	50,761
STOCKHOLDERS' EQUITY	
Common stock, $10 par value; 200 shares authorized;	
100 shares issued and outstanding	1,000
Additional paid-in capital	899,091
Retained earnings	155,654
TOTAL STOCKHOLDERS' EQUITY	1,055,745
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,106,506

The accompanying notes are an integral part of this statement.

INTERNATIONAL CORRESPONDENT TRADING, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUES	
Commission income	$1,037,927
Net gain from securities transactions	4,723
Interest	128
Other income	74,254
TOTAL REVENUES	1,117,032
EXPENSES	
Employee compensation and benefits	560,301
Commissions paid to other broker-dealers	23,891
Regulatory fees and expenses	11,918
Floor brokerage, exchange, and clearance fees	129,910
Communications and data processing fees	319,372
Occupancy	47,597
Other expenses	133,554
TOTAL EXPENSES	1,226,543
NET LOSS BEFORE PROVISION FOR INCOME TAXES	<109,511>
PROVISION FOR INCOME TAXES	1,525
NET LOSS	$<111,036>

The accompanying notes are an integral part of this statement.

INTERNATIONAL CORRESPONDENT TRADING, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2017

	Total	Common Stock	Additional Paid-in Capital	Retained Earnings
Stockholders' equity - January 1, 2017	$1,166,781	$ 1,000	$899,091	$ 266,690
Net loss	<111,036>			<111,036>
Stockholders' equity - December 31, 2017	$1,055,745	$ 1,000	$ 899,091	$155,654

The accompanying notes are an integral part of this statement.

INTERNATIONAL CORRESPONDENT TRADING, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss		$<111,036>
Adjustments to reconcile net loss to net cash (used in) operating activities		
Decrease in receivables	$ 1,553	
(Increase) in clearing from broker	<580>	
Decrease in other assets	74	
Increase in accounts payable and accrued liabilities	3,567	4,614
TOTAL CASH FLOWS (USED IN) OPERATING ACTIVITIES		<106,422>
NET DECREASE IN CASH AND CASH EQUIVALENTS		<106,422>
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		650,448
CASH AND CASH EQUIVALENTS AT END OF YEAR		$544,026

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
CASH PAID DURING THE YEAR FOR:

Income taxes	$1,525

The accompanying notes are an integral part of this statement.

INTERNATIONAL CORRESPONDENT TRADING, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

The following summary of International Correspondent Trading, Inc.'s ("the Company") significant accounting policies is presented to assist in the interpretation of the financial statements.

Nature of Business

The Company is a broker/dealer conducting a general securities business, with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (FINRA). The Company engages in trading and other activities related to the securities industry.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission (SEC) and, accordingly, is exempt from the remaining provisions of the Rule. The requirements of Paragraph (k)(2)(ii) provide that the Company carries no margin accounts, promptly transmit all customer funds and deliver all securities received in connection with its activities as a broker dealer and does not hold or owe funds or securities for or to customers. The Company does not have any customers as defined by Rule 15c3-3(a)(1). Accordingly, the Company is exempt from the requirements of the provisions of Rule 15c3-3(e) (The Customer Protection Rule), based on the exemption provided in Rule 15c3-3(k)(2)(ii), and does not maintain any "Special Account for the Exclusive Benefit of Customers."

The Company is a New York corporation and began operations in November of 1995.

Method of Accounting

The Company's policy is to prepare its financial statements on the accrual basis of accounting; consequently, revenues are recognized when earned, and expenses are recognized when incurred. Transactions in securities and financial instruments, recorded at fair value, and commission income and related expenses, are recorded on a trade-date basis. The resulting realized gains and losses and change in unrealized gains and losses are reflected in trading gains and losses, net in the statement of operations. Brokerage commissions and other trading fees are reflected separately in the statement of operations. Receivables and payables relating to trades pending settlement are netted in receivable from/payable to broker-dealers in the statement of financial condition, netted by broker-dealer.

Cash & Cash Equivalents

The Company considers deposits that can be redeemed on demand and investments that have original maturities of less than three months, when purchased, to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

Concentrations of Credit Risk

The Company clears its trades through a Clearing Agreement with Apex Clearing This can and often does result in concentrations of credit risk with one or more of these brokers. In the event these parties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparties to these transactions. The Company attempts to minimize this credit risk by monitoring the creditworthiness of its clearing brokers.

As a securities broker, International Correspondent Trading, Inc. (ICTI) acts as an agent and executes securities transactions on behalf of its customers. ICTI introduces its customers and their transactions for settlement and clearing to its clearing broker, Apex Clearing, on a fully disclosed basis. The clearing agreement between ICTI and its clearing broker stipulates that ICTI is obligated to assume any exposure related to the transactions that these customers perform with ICTI brokers. These activities may expose ICTI to off-balance sheet credit risk in the event the customer is unable to fulfill its contractual obligations.

In such cases, if a customer fails to satisfy its obligations, ICTI may be required to purchase or sell financial instruments at current market prices in order to fulfill the customer's obligations. ICTI seeks to control off-balance-sheet risk by monitoring its customer's transactions and their portfolio holdings , calculating margin risk, as well as imposing trade limits to its brokers, and reviewing information it receives from its clearing broker on a daily basis.

The Company has a potential concentration of credit risk in that, at times, it maintains deposits with a financial institution in excess of amounts insured by the FDIC.

Financial Instrument Information

The Company's investments are reported at their fair value at the measurement date. The fair value of the investments is based on quoted prices in active markets, sometimes referred to as a Level 1 measurement.

Other Comprehensive Income

The Company has no items of other comprehensive income in any period presented. Therefore, net income as presented in the Company's Statement of Income equals comprehensive income.

Related Party

The Company receives and executes trades for accounts that are affiliated with the Principals of the Company.

NOTE 2 - RECEIVABLE FROM CLEARING BROKER

The Company has entered into a Clearing Agreement with Apex Clearing. Apex Clearing will clear transactions introduced by the Company, as well as maintain, and provide cashiering received, handling of margin accounts, including paying and charging of interest, receipt and distribution of dividends and other distributions, and the processing of rights offerings, warrants, tender offers and redemptions.

For purposes of the SEC's financial responsibility rules and SIPC requirements, the Company's customers will be considered customers of Apex Clearing and not customers of the Company.

Apex Clearing is responsible for compliance with Regulation T, 12 C.F.R. PART 220, the Federal margin regulation of the Federal Reserve System. The Company is responsible for the collection of the required margin for each transaction, and the maintenance of such required margin for its accounts.

The outstanding balance as of December 31, 2017 was $54,268.

NOTE 3 - OTHER ASSETS - SECURITY DEPOSITS & LEASEHOLD AGREEMENTS

The Company has a security deposit in the amount of $7,632 with its landlord.

NOTE 4 - MARKETABLE SECURITIES

The Company maintains various proprietary accounts for allocation of trades to its customers. The Company does not make markets nor does it have an inventory. As of December 31, 2017, there were no positions of securities.

NOTE 5 - COMMISSIONS

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

NOTE 6 - TAXES

The Company elected to be treated as an S-Corporation for Federal, New York and New Jersey corporate tax purposes. An S corporation provides for elements of income and expense to flow through to the shareholders. The individual shareholders are taxed on this income at their respective personal income tax rates. The Company has included a provision for income taxes in the amount of $1,525 for the year ended December 31, 2017.

NOTE 7 - PROFIT SHARING PLAN

The Company has a qualified profit sharing plan that covers substantially all full-time employees meeting certain eligibility requirements. The annual contribution is discretionary as determined by the Board of Directors. However, the contributions cannot exceed 20% of compensation for the eligible employees in any one tax year. The Company did not contribute to the plan for the year ending December 31, 2017.

NOTE 8 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of the Financial Industry Regulatory Authority (FINRA), the Company is subject to the SEC's Uniform Net Capital Rule (the "Rule") which requires that the Company maintain minimum net capital, as defined, of one-fifteenth of aggregate indebtedness, as defined, or $100,000, whichever is greater. While net capital and aggregate indebtedness change from day to day, as of December 31, 2017, the Company had net capital of $1,048,113 which exceeded requirements by $948,113.

INTERNATIONAL CORRESPONDENT TRADING, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017

NOTE 9 - DESCRIPTION OF LEASING ARRANGEMENTS

The Company leases office space in Hackensack NJ. The lease commenced on October 1, 2014 . The monthly rent paid is $3,515 payable the first of each month through August 31, 2019. Rent expense for the year ended December 31, 2017 was $47,597.

For 2018 the annual cost will be $42,185

For 2019 the annual cost will be $28,123

NOTE 10 – UNCERTAIN TAX POSITIONS

The Company recognizes and measures its uncertain tax benefits in accordance with the ASC 740, Income Taxes. The standard prescribes a minimum recognition threshold and measurement methodology that a tax position taken or expected to be taken in a tax return is required to meet before being recognized in the financial statements. It also provides guidance for de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The adoption of the accounting standards did not have an impact on the Company's financial statements. The Company is subject to regular audit by tax authorities.

The Company believes that it has appropriate support for positions taken on its tax returns. Nonetheless, the amounts ultimately paid, if any, upon resolution of the issues raised by the taxing authorities may differ materially from the amounts filed. Management believes that its Organizational status would be sustained upon examination. The Company is no longer subject to federal tax examinations for the years prior to 2014 and no longer subject to state income tax examinations for the years prior to 2014.

NOTE 11 - LEGAL ISSUES

On December 12, 2017, the Firm's principal. Jack Eizikovitz received a subpoena from the SEC in connection to a customer's trading history; Mr. Eizikovitz voluntarily accepted to testify before the SEC.

It is too soon to know if the investigation will focus on any conduct by either Mr. Eizikovitz or by International Correspondent Trading, Inc.

NOTE 11 – SUBSEQUENT EVENTS

The Company's management evaluated all events subsequent to December 31, 2017 through February 20, 2018, the date the financial statements were available to be issued. There were no subsequent events during this period that require recognition or disclosure in the financial statements.

SUPPLEMENTARY INFORMATION

INTERNATIONAL CORRESPONDENT TRADING, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO

UNIFORM NET CAPITAL RULE 15c3-1

AS OF DECEMBER 31, 2017

Net Capital		
Stockholders' equity		$1,055,745
Deductions/charges:		
Nonallowable assets:		
Other assets	$7,632	
Total Nonallowable assets:		7,632
Net capital before haircuts		1,048,113
Net capital		1,048,113
Aggregate indebtedness		
Items included in statement of financial condition:		
Accounts payable and accrued liabilities		50,761
Total aggregate indebtness		50,761
Computation of basic net capital requirement		
Minimum net capital requirement:		100,000
Excess net capital		$ 948,113
Ratio of aggregate indebtedness to net capital		4.84%

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

LIEBMAN GOLDBERG & HYMOWITZ LLP
Certified Public Accountants
595 Stewart Avenue, Suite 420
Garden City, New York 11530
Tel (516) 228-6600
Fax (516) 228-6664

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders'
of International Correspondent Trading, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 exemption report, in which (1) International Correspondent Trading, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which International Correspondent Trading, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) ("exemption provision") and (2) International Correspondent Trading, Inc. stated that International Correspondent Trading, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. International Correspondent Trading, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about International Correspondent Trading, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Liebman Goldberg & Hymowitz LLP

Liebman Goldberg & Hymowitz, LLP

Garden City, New York

February 20, 2018

INTERNATIONAL CORRESPONDENT TRADING, INC.
SUPPLEMENTAL REPORT ON INTERNAL CONTROLS
EXEMPTION PROVISIONS IN SEC RULE 15C3-3(K) (2)(ii) THROUGHOUT FISCAL YEAR 2017

International Correspondent Trading, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):*(2)(ii)*
(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year except as described below.

International Correspondent Trading, Inc.

I, Ilana Benmayor, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Finop compliance and operations

February 20, 2018

INTERNATIONAL CORRESPONDENT TRADING, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE YEAR ENDED DECEMBER 31, 2017

SCHEDULE II

International Correspondent Trading, Inc. is in a Clearing Agreement with Apex Clearing. Under the terms of the Agreement, Apex Clearing clears the brokerage transactions of the Company's customers on a fully disclosed basis. In management's opinion, the Company has complied with the exemptive provisions under Rule 15c3-3 for the year ended December 31, 2017.

INTERNATIONAL CORRESPONDENT TRADING, INC.

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE YEAR ENDED DECEMBER 31, 2017

SCHEDULE III

International Correspondent Trading, Inc. operates pursuant to the Section (k)(2)(ii) exemption provision of the Securities and Exchange Commission Rule 15c3-3, of the customer protection rules, and does not hold customer funds or securities. Therefore, there are no possession and control requirements.

LIEBMAN GOLDBERG & HYMOWITZ LLP
Certified Public Accountants
595 Stewart Avenue, Suite 420
Garden City, New York 11530
Tel (516) 228-6600
Fax (516) 228-6664

REPORT OF INTERNATIONAL REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To The Stockholders' of International Correspondent Trading, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by International Correspondent Trading, Inc. and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of International Correspondent Trading, Inc. for the year ended December 31, 2017, solely to assist you and SIPC in evaluating International Correspondent Trading, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). International Correspondent Trading, Inc.'s management is responsible for International Correspondent Trading, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting a difference. An overpayment in the amount of $666 will be applied toward the Company's entire 2018 calendar year.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Liebman Goldberg & Hymowitz, LLP

Liebman Goldberg & Hymowitz, LLP

Garden City, New York

February 20, 2018

SIPC-7
(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 2017

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(35-REV 6/17)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

INTERNATIONAL CORRRESPONDENT TRADING, INC.
ONE UNIVERSITY PLAZA
HACKENSACK, NEW JERSEY 07601
CRD #37401

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

ILANA BENMAYOR- 201-2229300

WORKING COPY

2. A.	General Assessment (item 2e from page 2)	$1445
B.	Less payment made with SIPC-6 filed (exclude interest)	( )
	Date Paid	
C.	Less prior overpayment applied	(1044.)
D.	Assessment balance due or (overpayment)	401
E.	Interest computed on late payment (see instruction E) for ______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$401.00
G.	**PAYMENT:** √ the box **Check mailed to P.O. Box** ☑ **Funds Wired** ☐ **Total (must be same as F above)** $	
H.	Overpayment carried forward $( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

INTERNATIONAL CORRESPONDENT TRADING, INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

V.P
(Title)

Dated the 24 day of January, 2018.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 01/01/2017 and ending 12/31/2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$1117033
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	153801
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0	
Enter the greater of line (i) or (ii)	0
Total deductions	153801
2d. SIPC Net Operating Revenues	$963232
2e. General Assessment @ .0015 Rate effective 1/1/2017	$1445
	(to page 1, line 2.A.)